October 29, 2010

Justin Dobbie, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CIT Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-K/A for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended June 30, 2010 File No. 001-31369

Dear Mr. Dobbie:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to the Staff’s comment letter dated October 15, 2010 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, filed March 16, 2010, as amended by the Company’s Form 10-K/A, filed March 18, 2010, and the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 8. Financial Statements
Note 20 – Commitments, page 144

1.

We note your response to prior comment 12 from our letter dated August 2, 2010. We also note disclosures related to your DP Agreements on page 16 of your June 30, 2010 Form 10-Q. Please address the following:

a.

Tell us in more detail how you determined a recorded liability at December 31, 2009 of only $7.8 million was appropriate given your maximum exposure under the agreements of $1.4 billion. In your response, specifically address how you consider both the risk related to the type of loans you provide protection on, and the credit risk of the customers involved.

b.	Tell us what the recorded liability was as of December 31, 2008.

c.	Tell us how often you have historically been required to purchase any receivables under these agreements, and, if so, the amount of the receivables purchased.

d.	Revise future filings, beginning with your Form 10-Q for the period ended September 30, 2010, to disclose the maximum amount of outstanding DP Agreement exposure for each period presented.

e.	If you elect not to disclose the recorded liability amount in your September 30, 2010 Form 10-Q due to immateriality, please tell us what the recorded liability balance was as of that date.

Company Response

Deferred Purchase Agreements (“DPA” or “DPAs”) are a product, whereby CIT provides the client (primarily manufacturers, importers, and distributors) with credit protection for trade receivables without purchasing the receivables. The trade receivables are generally payable within sixty days. If the client’s customer (typically a retailer) is unable to pay an undisputed receivable solely as the result of credit risk, then CIT purchases the receivable from the client. The short term nature of the accounts receivable significantly reduces the risk of loss. The outstanding amount of DPAs is the maximum potential exposure that CIT would be required to pay under all DPAs. This maximum amount would only occur if all receivables subject to DPAs default in the manner described above, thereby requiring CIT to purchase all such receivables from all DPA clients. We receive a fee at the presentation of the receivables (based on notional volume) for underwriting this credit risk.

Guarantee accounting (FIN 45) is the applicable accounting model for this product. However, as a practical expedient, given the short term nature of the DPA’s (typically 60 days), we apply an expected loss approach in calculating the liability for DP agreements at the balance sheet date, utilizing our internal probability of default (PD) and loss given default (LGD) ratings, as we do for the allowance for credit losses related to balance sheet receivables. We perform an alternate calculation of the liability under a fair value approach, which presumes the estimated fair value of the guarantee equals our fee. To date, the difference between the FAS 5 practical expedient value and estimated fair value has been immaterial, including as of September 30, 2010 and December 31, 2009.

We track our loss experience with respect to DP Agreements in aggregate with our loss experience with respect to factored receivables, given the similarities in terms, nature of the exposure, credit performance and immateriality of the losses. For the year ended December 31, 2009, we had net customer losses of $24.5 million on total on and off balance sheet volume of $31.1 billion, a loss rate of 7.9 bps. For the year ended December 31, 2008, we had customer losses of $44.0 million on total volume of $42.2 billion, a loss rate of 10.4 bps. The average loss rate for the five years preceding the year ended December 31, 2008 was 3.5 bps.

As of December 31, 2008, the liability related to the DP Agreements was included as part of our FAS 5 allowance for loan losses. This amount was approximately $10.1 million at December 31, 2008 and was not recorded as a separate liability due to the immateriality of the gross exposure. The maximum exposure under the DP Agreements as of December 31, 2008 was $0.7 billion.

In future filings, beginning with the Form 10-Q to be filed for the period ended September 30, 2010, we will disclose the maximum amount of outstanding DP Agreements exposure for each period presented as well as the liability recorded.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

2.	We note your response to comment 13 in our letter dated August 2, 2010 and we reissue that comment. Please refer to Rule 12b-15 and refile the amended Form 10-K accordingly.

Company Response

We will refile our Form 10-K/A to amend our Form 10-K for the fiscal year ended December 31, 2009 to include the full text of Item 8, which has not been amended other than to add the signature of the Independent Registered Public Accounting Firm, and to file updated certifications.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 1 Legal Proceedings page 66

3.

We note your response and revised disclosures to prior comment 2 from our letter dated August 2, 2010. In your response, you state that you continue to believe that the Court will ultimately approve a settlement and allude to the fact that you are aware of the terms of the settlement; however, you believe it is “premature” to disclose such information until final settlement has been reached. We do not believe that your conclusion is consistent with the guidance in paragraphs 3 and 4 of ASC 450-20-50, which requires disclosure of a loss contingency if there is at least a “reasonable possibility” that a loss may be incurred, and that such disclosure shall include both the nature of the contingency and “an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.” Your response appears to indicate that there is at least a “reasonable possibility” that a loss may be incurred, and that you have sufficient information to be able to provide an estimate of the possible loss or range of loss. As such, please address the following:

a.

Revise your disclosure in future filings to provide an estimate of the loss or range of possible loss. For example, both your response letter and your disclosure on page 66 of your June 30, 2010 Form 10-Q appear to indicate that perhaps some portion, or perhaps all, of any settlement has already been reflected in your financial statements as a result of loan loss reserves taken prior to bankruptcy, and then through the application of fresh start accounting upon emergence of bankruptcy. If true, disclose this fact more explicitly. Further, discuss the estimate of any possible loss or range of loss that may be incurred in excess of the amount previously recognized through these two mechanisms.

b.

In future filings, clarify your disclosure related to the settlement with 37 SLX borrowers in Georgia to address whether the settlement losses have been accrued or accounted for in the one of the two mechanisms addressed in the prior bullet.

c.

Revise future filings to provide additional disclosure related to the loss, or range of possible loss, for the 80 class members who opted out of the proposed settlement. In this regard, we note in your response that you indicate that these loans have been recorded at a “de minimus” value as a result of the application of fresh start accounting. This fact should be disclosed in your filings, along with an estimate of any possible loss or range of loss that may be incurred in excess of this amount.

Company Response

We will revise our disclosure in our Form 10-Q for the three months ended September 30, 2010 to disclose the terms of the settlement agreed to with plaintiffs in the Florida class action, subject to the approval of the Court. Prior to our bankruptcy filing, we had accrued reserves to cover the potential loss on the Silver State portfolio. Upon emergence from bankruptcy, those reserves were reversed and the portfolio was marked to its fair value pursuant to fresh start accounting. If the settlement is approved by the Court in the form proposed, it will result in an aggregate reduction of approximately 50% in the face value of the outstanding portfolio. However, based on the fair value mark taken pursuant to FSA, we do not anticipate recognizing any additional losses.

The case presented to the Georgia court was settled and we were not planning to further disclose the terms of the settlement. However, we will revise our disclosure to indicate that the aggregate reduction in the face value of the outstanding loans was adequately covered by the fair value mark under FSA and we do not anticipate recognizing any additional losses.

The case that is pending in the Texas court is not yet settled, and settlement discussions have not commenced. Although it is difficult to project the terms of any future settlement, based on the fair value mark taken pursuant to FSA, we do not anticipate recognizing any additional losses. We believe that it will impede our settlement negotiations if we are required to disclose either the value at which these loans are recorded on our books or a potential range of losses that may be incurred as a result of any settlement. However, we will revise our disclosure to indicate that if the case settles on terms similar to the class action; we do not anticipate recognizing any additional losses.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5555.

Sincerely, /s/ Scott T. Parker Scott T. Parker Executive Vice President & Chief Financial Officer

cc: Michael R. Clampitt, Senior Attorney Advisor